Filed by AeroVironment, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: AeroVironment, Inc.

Commission File No.: 001-33261

The following is a transcript to an interview filmed by Jim Cramer on Mad Money featuring Wahid Nawabi, Chairman, President and Chief Executive Officer of AeroVironment on November 19, 2024.

Jim Cramer

What happens to AeroVironment, the defense contractor, the primarily makes drones, now with the incoming Trump administration, a lot less likely to provide aid to Ukraine? This company’s been a huge winner ever since Russia invaded in 2021 and its Switchblade Kamikaze drones have become the mainstay of the Ukrainian army. But over the past week or so, this stock’s come down nearly 18% from its highs, precisely because of the election. Today, AeroVironment got hit again after we learned they’re buying BlueHalo, that’s a privately held high-tech defense contractor, in a $4.1 billion all-stock transaction. I think their expertise in Electronic Warfare, Cyber, Space Technologies and AI makes this a smart way for AeroVironment to diversify away from drones, but there’s no denying they’re paying a big premium here – so why is it worth it? Let’s go straight to the source with Wahid Nawabi, he is the chairman and CEO of AeroVironment and get a better sense of this. Mr.Nawabi – Welcome back to Mad Money.

Wahid Nawabi

Great to be with you, Jim.

Jim Cramer

Alright, Wahid, I’m very excited about this deal. One of the reasons why was because it’s offering you a platform, it’s making sense, it’s a foundational change. I’m going to give you the floor to talk about how transformational this really to the people who own the stock of AeroVironment.

Wahid Nawabi

That is exactly the case, Jim. I am incredibly, incredibly excited about this transformational opportunity and obviously transformational change to address our most important needs of our customers. This is a once in a generation transformational change and opportunity, not only for our company and our shareholders but actually for the entire industry/ The face of defense and the war fighting has changed dramatically. There’s been a step function change in posture, strategies and our industry need players like AV to essentially adapt, and become and prepare themselves for the future of warfare. The categories that we’re going to be the leaders in, the combination of us and BlueHalo, is going to create tremendous amount of value for our customers, shareholders and employees.

Jim Cramer

Can you talk directly about what BlueHalo brings you in terms of, really, counter drone – because you are the drone king. But these cheap drones that people, that they make in North Korea, that they make in Iran, that the Russians make, they’ve been bedeviling the Ukraine soldiers. What will this do?

Wahid Nawabi

So, look, there are certain categories that are going to be very strategic, high growth categories and important domains in the national security and defense industry as a whole. Drones, Loitering Munitions, which both AeroVironment leads, and as you know, strong franchises – Counter Unmanned Systems or counter drone market is going to be huge. BlueHalo is a leader in that space. Space Communication is another category that’s really critical. Electronic Warfare and Cyber Security – these are categories that they lead. The combination of the two companies creates the world’s best and class mid-tier pureplay robotics solutions company that addresses the most important needs of our customers and national security and our allies as well. That’s what this transformational transaction, transaction and acquisition is all about. It’s about positioning AV to deliver on what our US, DoD and military and our allies need around the world for the next few decades.

Jim Cramer

What is the best way to shoot down these drones? I know Israel’s been working on some sort of radar. We’ve had some sort of microwave. What is BlueHalo’s solution?

Wahid Nawabi

So that’s a great question because it’s really misunderstood in the market and in the industry. What I – the best way to do this is called a layer defense architecture, which means that there’s not only one type or one strategy of how to do that. You have to have a layered approach to detect these items or these assets whether they’re drones, they’re small or big, fast or slow, manned airplanes, rockets, missiles, etc. Then you have to identify those targets and assets. The you have to apply various different levels of neutralization or defeat, starting initially with for example, radio frequency – signals, jamming. Then you got to go to Directed Energy and lasers and laser communications and then you got to go to actually, kinetic defeats, which things such as Switchblade and other assets that they have, plays very, very nicely. So, what BlueHalo has is actually one of the only companies in the world that has actually attacked this problem in a very strategic and methodical way. They have an end-to-end solution to address this problem, which by the way, it’s a dire, dire need globally on how to counteract these things and keep our men and women in uniform safe.

Jim Cramer

Now, I would have to believe if people were selling your stock because they felt that perhaps on day one President, then President Trump would end the war with Ukraine – this makes it so that it really isn’t that big of a deal if that occurs because you’re creating the next generation anti-drone warfare.

Wahid Nawabi

That is precisely the case, Jim. We have so many layers of demand for our systems and our solutions globally that it’ll keep us busy for the next decade if not longer. The strategies and military have changed. We have to equip ourselves as a nation, and our allies, with hundreds of thousands, if not millions, of these assets. That is going to be taking place – we’re at the very early stages of that cycle, including in Ukraine. Even if the war were to have stopped tomorrow. They’re going to need 10 to 20 times more of the capacity of the things that they don’t have, even today. They’re not going to sit there idle wait for another conflict and we are positioned extremely well for that –

Jim Cramer

Is the Pentagon aware that ours cost too much, away from you, is the Pentagon that we have to make them more cheaply?

Wahid Nawabi

Absolutely and we support that. AeroVironment, AV is exactly the kind of company that’s actually addressed that cost problem. Our drones and loitering munitions cost a fraction of the other alternatives. They’re incredibly compelling economically and they’re very effective in the battlefield. You will see hundreds, if not thousands, of the videos out there, real examples on YouTube and other channels, public domain, social media that shows how we’re taking out multi-million-dollar targets and inflicting pain into the Russian military. It is remarkable what we’ve done, and you can go talk to the Ukrainian leaders, military leaders. They’ll tell you the story and our drones are incredibly cost effective.

Jim Cramer

Do you think that the Ukrainians needed to get those long-range missiles – that immediately President Putin came back and said listen, we got to put nuclear back on the table?

Wahid Nawabi

Yeah, Ukraine needs all sorts of assets and capabilities to fight this enemy, a common enemy. We need to make sure that we equip them with short range, mid-range and long-range capabilities so they can actually successfully fight this conflict. We need to do this in a very effective and aggressive manner so they can actually have superiority in the battlefield right away. I do agree with that, and I do believe that it’s time for us to take a very strong position on that. And companies like AeroVironment is very unique in the space where we can ramp up production – when we have the capacity today to be able to deliver thousands of these systems today, to our warfighters into Ukraine and to our allies. We’re doing it. We’ve been doing it the last two, three and a half years and we’re going to continue to do it for the next decade or so.

Jim Cramer

Well, I’m very excited about this deal. I’m very excited for what you put together. It is definitely next generation. It is transformational and I want to thank Wahid Nawabi, Chairman, President and CEO of AeroVironment, AVAV – thanks so much. This really clarified a lot of things for me. I really get it now.

Wahid Nawabi

Thank you, Jim. Thank you for having me.

Jim Cramer

Good to talk to you.